

James Wagoner, PE (He/Him) · 3rd

CEO at Joule Case

Seattle, Washington, United States · Contact info

500+ connections

Joule Case

University of Idaho

Experience

Joule Case
6 yrs 4 mos

CEO
Dec 2018 – Present · 2 yrs 11 mos

Co-Founder
Jul 2015 – Present · 6 yrs 4 mos
Boise, Idaho Area

Joule Case is dedicated to making advanced power systems made simple. We provide power solutions for many remote and backup power applications without the use of fossil fuels or internal combustion generators. Our customers are people that need reliable power in areas such as Trade Shows, Live Events, Media Production, Backup systems, and many f ...see more

Senior Engineering Manager Facilities
Fluke Corporation
Jan 2018 – Aug 2018 · 8 mos
Everett, Washington

Cintas
10 yrs 8 mos

Regional Field Engineer- Northwest and Bay Area
Nov 2010 – Jan 2018 · 7 yrs 3 mos

· Facility Manager for 9 industrial washing production facilities and 11 warehouses in California, Nevada, Washington, Oregon, and Idaho with a net asset worth of $110 million
· Responsible for proper production operation of all equipment in region
· Awarded the Association of Washington Business Environmental Excellence Awar ...see more

Regional Field Engineer- Northwest and Western Canada
Jun 2007 – Nov 2010 · 3 yrs 6 mos

· Facility manager for 9 industrial washing production facilities and 7 warehouses in Idaho, Washington, Oregon, British Columbia, and Alberta with a net asset worth of $95 million
· Responsible for proper production operation of all equipment in region
· Identified, obtained funding approval, and completed $12 million in capital projec ...see more

Chief Technology Officer
R2EV
Oct 2007 – May 2012 · 4 yrs 8 mos
Seattle

R2EV manufactures advanced portable energy solutions for backup power systems and electric vehicles.

Education

University of Idaho
Mechanical Engineering, Engineering
2003 – 2007

Licenses & certifications

Certified Maintenance and Reliability Professional (CMRP)
SMRP
Issued Aug 2014 · Expired Aug 2019
Credential ID 201450131

Certified Reliability Leader
Association of Asset Management Professionals
Issued Aug 2016 · Expired Aug 2019
Credential ID 150730

See credential

Project Management Professional (PMP)
Project Management Institute
Issued May 2013 · Expired May 2019

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Volunteer experience

Mentor
Big Brothers Big Sisters of America



Dec 2009 – Present   •   11 yrs 11 mos
Children

Mentor a little brother.